UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Tokyo, May 19, 2009 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors and Corporate Auditors:

1.	Changes of Representative Directors

(1)	Retiring Representative Directors (as of May 19, 2009)

Name	New Position	Current Position
Toshihide Mizuno	Senior Managing Director	Senior Managing Director (Representative Director)

(2)	Candidate Directors (as of June 26, 2009)

Name	New Position	Current Position
Nobushige Kamei	Senior Managing Director Chief Business Planning Officer (Representative Director)	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (*)

*	Nobushige Kamei will be appointed Senior Managing Officers of Mitsubishi UFJ Financial Group, Inc. as of May 19, 2009.

2.	Changes of Directors

(1)	Candidate Directors (as of June 26, 2009)

Name	New Position	Current Position
Takashi Oyamada	Director	Executive officer

Ryuji Araki	Outside Director	—. (*)

*	Ryuji Araki has been an advisor of TOYOTA MOTOR CORPORATION and an advisor of Aioi Insurance Company Limited.

(2)	Candidate Corporate Auditors (as of June 26, 2009)

Name	New Position	Current Position
Tetsuo Maeda	Corporate Auditor (Full-Time)	Senior Managing Director of Mitsubishi UFJ Trust and Banking Corporation

Yasushi Ikeda	Outside Corporate Auditor	— (*)

*	Yasushi Ikeda has been a partner of the law firm Miyake Imai & Ikeda.

(3)	Retiring Directors (as of June 25, 2009)

Name	New Position	Current Position
Toshihide Mizuno	Retiring	Senior Managing Director

(4)	Retiring Directors (as of June 26, 2009)

Name	New Position	Current Position
Nobuyuki Hirano	Managing Officer	Director

Iwao Okijima	Retiring	Outside Director

(5)	Retiring Corporate Auditors (as of June 26, 2009)

Name	New Position	Current Position
Haruo Matsuki	Retiring	Corporate Auditor (Full-Time)

Takeo Imai	Retiring	Outside Corporate Auditor

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651